Filed by SLR Senior Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SLR Senior Investment Corp.

Commission File No. 814-00849

March 1, 2022

Dear SLR Senior Investment Corp. Stockholder:

As of the date of this letter we have not received your vote in connection with the SLR Senior Investment Corp. Special Meeting of Stockholders that will be held virtually on March 21, 2022. The meeting is approaching quickly and time is running short to vote.

Your vote is critical to approve the merger of SLR Senior Investment Corp. (the “Company” or “SUNS”) with and into SLR Investment Corp. (“SLRC”). Our Board of Directors unanimously recommends that you vote FOR the merger proposal. Shareholder votes received to date have overwhelmingly supported the proposed transaction however the Company needs a requisite number of votes in order to hold the meeting. No matter how many shares you own your attention to this matter is extremely important to the future of our Company.

We believe the merger with SLRC makes strategic sense for the Company and will create long term value and growth opportunities1 for SUNS stockholders, including:

AN IMMEDIATE INCREASE IN THE DIVIDEND DISTRIBUTION AMOUNT PAID TO SUNS STOCKHOLDERS

SUNS stockholders are currently receiving $1.20 per share in cash distributions per annum. For each share of SUNS that is exchanged into 0.7763 shares of SLRC (based on the 9/30/21 estimated exchange ratio), SLRC’s current cash distributions would equate to $1.27 per share in cash distributions per annum for an exchanging SUNS stockholder.2

INCREASES THE COMBINED COMPANY’S SCALE AND LIQUIDITY

The combined company will have approximately $2.1 billion of total assets and $1.1 billion of net assets, with a larger market capitalization that is expected to provide greater trading liquidity, garner additional institutional investor interest and research coverage, and enhance access to equity and debt markets.

REDUCED MANAGEMENT FEE

Upon closing, SLR Capital Partners, LLC (“SLR”) has voluntarily agreed to a permanent 25 basis point reduction of the annual base management fee payable by SLRC to SLR from 1.75% to 1.50% on gross assets. SLRC will continue with the contractual stepdown of the base management fee to 1.00% on gross assets that exceed 200% of SLRC’s total net assets. While SUNS stockholders will pay a higher base management fee, and could pay higher incentive fees, they will have exposure to a combined company that has a significantly larger opportunity to invest in higher yielding assets.

ACCRETIVE TO NET INVESTMENT INCOME (“NII”)

Over the short term, the merger is expected to be accretive to NII primarily by the reduction of the base management fee paid by SLRC. Over the long term, a combination of expected cost savings, reduced base management fees and interest savings resulting from more efficient debt financing, are expected to drive net investment income growth. Importantly, it is anticipated that the larger scale and capital base should allow the combined company to grow NII faster than either SLRC or SUNS would be able to achieve on a standalone basis and to potentially generate higher NII per share.

Additional details about the merger can be found by going to www.proxyvote.com and typing in the control number that is provided on the enclosed voting card. Once in the site, you will also be able to vote on the merger proposal and submit your proxy online.

Please support the merger by voting now in favor of the merger proposal.

Thank you for your support,

Michael Gross	Bruce Spohler
Chairman and Co-Chief Executive Officer	Co-Chief Executive Officer

Please take a moment now to cast your vote, either by Internet, telephone or mail. If you have any questions about the SLRC Special Meeting, or need assistance voting your shares, please contact Morrow Sodali LLC, the Company’s proxy solicitor at SUNS.info@investor.morrowsodali.com or call (800) 607-0088.

1	Please refer to the joint proxy statement/prospectus for a more detailed discussion of all benefits, potential risks and expenses relating to the proposed merger.
2

Based on the disclosed estimated exchange ratio reflected in the joint proxy statement/prospectus that was mailed to stockholders of SUNS and SLRC on or about February 7, 2022. The amount and timing of past dividends and distributions are not a guarantee of any future dividends or distributions, or the amount thereof, the payment, timing and amount of which will be determined by SLRC’s board of directors.

FORWARD-LOOKING STATEMENTS

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger (the “Mergers”) of SUNS with and into SLRC. The forward-looking statements may include statements as to: future operating results of SUNS and SLRC and distribution projections; business prospects of SUNS and SLRC and the prospects of their portfolio companies; and the impact of the investments that SUNS and SLRC expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of SUNS and SLRC stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of SUNS and SLRC or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in SUNS’s and SLRC’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in SUNS’s and SLRC’s publicly disseminated documents and filings. SUNS has based the forward-looking statements included in this communication on information available to it on the date of this communication, and SUNS assumes no obligation to update any such forward-looking statements. Although SUNS undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that SUNS in the future may file with the U.S. Securities and Exchange Commission (the “SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication relates to the Mergers, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, each of SUNS and SLRC has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of SUNS and SLRC and a prospectus of SLRC (the “Joint Proxy Statement”). The Joint Proxy Statement was mailed to stockholders of SUNS and SLRC on or about February 7, 2022. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF SUNS AND SLRC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUNS, SLRC, THE MERGERS AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by SUNS, from SUNS’s website at www.slrseniorinvestmentcorp.com and, for documents filed by SLRC, from SLRC’s website at www.slrinvestmentcorp.com.

PARTICIPANTS IN THE SOLICITATION

SUNS, its directors, certain of its executive officers and certain employees and officers of SLR and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SUNS is set forth in the Joint Proxy Statement. SLRC, its directors, certain of its executive officers and certain employees and officers of SLR and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of SLRC is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the SUNS and SLRC stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication is not, and under no circumstances is it to be construed as, a prospectus, an advertisement, an offer to sell or a solicitation of an offer to purchase any securities in SUNS, SLRC or in any fund or other investment vehicle managed by SLR.